UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER
2-28286

(Check one):

☐Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q
☐Form 10-D ☐Form N-SAR ☐Form N-CSR
For the Quarter Ended: September 9, 2006
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BUREAU OF NATIONAL AFFAIRS, INC.
Full Name of Registrant

Former Name if Applicable

1231 25TH STREET, N.W.
Address of Principal Executive Office (Street and Number)

WASHINGTON, DC 20037
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,
Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day
☐	following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As described in a Form 8-K filing dated August 17, 2006, the Company intends to restate its financial statements for prior periods to adjust the recognition of revenues for certain software sales into different time periods.  In addition, it has been determined that license royalty revenues were recorded in incorrect periods for certain 2002-2005 contracts, and for contracts originating in 2006. Calculations to redistribute royalty revenues into the correct periods are not complete, but this adjustment could have a material effect on the reported profits in some periods.The restatement process for these adjustments, and for other issues which may arise, is currently ongoing and will be completed as soon as practicable.

The Company will file its Form 10-Q for the third quarter ended September 9, 2006 with the SEC as soon as possible upon completion of the restatement process.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	George J. Korphage	202	261-1594
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No
	Form 10-Q for the second quarter ended June 17, 2006.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The changes to prior period results of operations presentation would include adjustments to revenues and expenses necessary for comparability to the current period’s presentation.

When the review and the determination discussed above are complete, the Company will be able to determine the amount of such adjustments.

BUREAU OF NATIONAL AFFAIRS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 20, 2006	By	/s/ George J. Korphage
George J. Korphage
Chief Financial Officer